Exhibit 99.1

Eros International Plc Reports Second Quarter Fiscal Year 2017 Results

Eros Now paying users reach 1.32 million – 20% growth from last quarter

Isle of Man– November 11, 2016: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported its quarterly financial results for the three and six months ended September 30, 2016.

Financial Highlights

Three Months Ended September 30, 2016

•	Revenues decreased by 27.2% to $71.9 million, compared to $98.8 million in the prior year period.
•	Operating profit decreased by 79.0% to $5.5 million, compared to $26.2 million in the prior year period.
•	Net income decreased by 112.7% to $1.4 million loss, compared to $11.0 million profit in the prior year period.
•	Adjusted EBITDA decreased by 61.9% to $13.7 million, compared to $36.0 million in the prior year period.(1)
•	The main reason for these decreases was the difference in the slate mix with only two high budget films in Q2 FY 2017 compared to three high budget films in Q2 FY 2016, one of which was Bajrangi Bhaijaan, the highest grossing film of fiscal 2016.

Six Months Ended September 30, 2016

•	Revenues decreased by 3.9% to $143.0 million, compared to $148.8 million in the prior year period.
•	Operating profit decreased by 58.1% to $12.7 million, compared to $30.3 million in the prior year period.
•	Net income decreased by 86.5% to $2.0 million, compared to $14.8 million in the prior year period
•	Adjusted EBITDA decreased by 33.2% to $31.8 million, compared to $47.6 million in the prior year period.(1)
•	Net Debt reduced by 23.0% to $ 99.4 million as compared to $129.1 million as of March 31, 2016

1.	A reconciliation of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Operational Highlights as of September 30, 2016

•	Eros International Plc raised approximately $30 million through a private placement from two existing institutional shareholders. The proceeds will be primarily used to fund further expansion of Eros Now, the Company’s Over-the-Top platform.
•	Eros Now has 55 million registered users worldwide across WAP, App and Web.
•	Eros Now has 1.32 million paying subscribers[2], which represents 20% growth over last quarter. The Company believes that it remains on track to cross two million paying subscribers by the end of FY 2017.
•	Eros Now has integration deals around the world with over 20 different telecom operators and nine different OEMs and connected devices.
•	Eros Now has billing integration with Fortumo, a leading global provider of direct carrier billing. Fortumo payments cover 96 markets and connect merchants to subscribers of more than 350 mobile operator networks.
•	Eros Now has been integrated with State Bank Buddy, a mobile wallet platform of India’s largest bank, State Bank of India that has nearly 50 million customers on its mobile and internet banking platforms.
•	Eros Now’s original content offering has begun with 'Salute Siachen', India's first ever celebrity high endurance expedition to the Siachen Glacier. The program is the first major reality show captured on mobile phones. In addition, Eros Now originals such as Lost by Siddharth Anand, Smoke and Side Hero will be launched in the forthcoming quarters.

•	Trinity’s first franchise Sniff – I Spy is in production and is set for release in FY 2018. Sniff comics and mobile games will also hit the markets following the movie’s release.
•	Three other franchise films, Azaad, Two Guns (Sardarji vs Tamilian) and Elephant film (working titles) are in advance stages of pre-production and casting and will go into production in FY 2018.
•	The company has made significant progress on both of our previously announced Indo China co-productions. The pre-production and casting for both films have begun and one of the films will go on the floors by April 2017.
•	The company has a compelling slate for FY 2018, including films such as a Colour Yellow Production Shah Rukh Khan starrer (directed by Anand Rai), Munna Micheal (Tiger Shroff), Chanda Mama Door Ke (Sushant Singh), untitled directed by Kabir Khan, Reunion (directed by Sujoy Ghosh), Bhavesh Joshi, Farzi, untitled by Rahul Dholakia, Vicky Donor 2, Happy Bhaag Jayegi 2 and Badlapur 2 to name a few Hindi films. In addition we have a number of Tamil, Telugu, Punjabi, Bengali, Marathi and Malayalam films such as Kadaisi Vivasayi (Manikandan - Tamil), Untitled (Vetrimaran - Tamil), Yaanai (Prabhu Solomon – Tamil), Guru Tegh Bahadur (Harry Baweja - Punjabi), Naale (Malayalam), Posto (Bengali), Untitled (Ravi Jadhav – Marathi) to name a few.Eros Plc’s India subsidiary, Eros International Media Ltd and Phars Film, UAE’s largest film distribution and exhibition network will jointly co-produce Malayalam films. The deal licenses Eros to exploit the distribution of all Malayalam movies produced jointly in India, while Phars Films would present the same overseas where it enjoys a dominant market share.

2.	Paying subscribers means any subscriber who has made a valid payment to subscribe to a service that includes the Eros Now service either as part of a bundle or on a standalone basis, either directly or indirectly through a telecom operator or OEM in any given month be it through a daily, weekly or monthly billing pack, as long as the validity of the pack is for at least one month.

Management Comments:

Jyoti Deshpande, Eros’ Managing Director and Group Chief Executive Officer, said:

“I am pleased to report that our vision to transform Eros into a leading digital company with the power of our brand, content and distribution is gaining momentum with the growing success of Eros Now, our OTT platform which crossed 55 million users and 1.32 million paying subscribers as of September 30, 2016. Our understanding of the Indian market and our local stronghold is a key advantage to withstand disruption from international players. The Indian Government has just taken important measures to accelerate the migration of India’s vast population to electronic banking, be it mobile or plastic. In the short run this will make the telecom operators and anyone who has the ability to do billing even more critical in the value chain. Our vision of being platform agnostic and tying up with as many telecom operators to distribute the Eros Now service is further validated. Customers may churn between telecom operators but they will continue to enjoy Eros Now seamlessly as long as we are present platform agnostically at an affordable price, with the widest variety of content and intuitive product features such as offline viewing to offer a first rate user experience. We continue to foray into international markets with similar strategies to capture the captive audiences that we know exist in those markets from our well entrenched film distribution experience. Eros Now has users from 135 different countries around the world while India is of course by far its largest market. We believe we are on track to achieve at least 2 million paying subscribers by end of fiscal 2017.

We continue to invest in our film slate and run our portfolio strategy of Hindi and regional language films produced by Trinity from within, co-produced with various talent and/or acquired through a stringent greenlighting process that has been the foundation of our consistent track record. Our China strategy is on track and FY 2018 will unfold the true potential that market holds for us. On the one hand we are very much focused on cash and balance sheet efficiencies and on the other hand we are going all out to tap the prolific growth opportunity presented by Eros Now with a first mover advantage in the backdrop of digital explosion within India.

Prem Parameswaran, Group Chief Financial Officer and President of North America also commented:

It gives me great pleasure to announce another set of consistent numbers. That two of our existing institutional shareholders enhanced their stake in the Company by infusing approximately $30 million, is testimony to the trust and support we enjoy from our shareholders. While pursuing revenue growth, we remain focused to bring down DSO days to under 200 days by end of fiscal 2017. At least $29.5 million of receivables has been collected since October 1, 2016. A strong balance sheet allows us to remain optimistic about organic and inorganic opportunities within a rapidly growing Indian media and entertainment sector.”

Recently Japanese telecom and internet major Softbank Group Corp named our independent director Rajeev Misra (Head of Strategic Finance, Softbank Group) to lead its $100 billion Softbank Vision Fund (tentative name) which intends to invest in the technology sector globally. Rajeev Misra has been an independent director of Eros International Plc since December 1, 2014 and is also a shareholder of the Company. To avoid any conflict of interest that may arise in any deals contemplated in the future, Rajeev Misra has resigned from the Board of Eros International Plc with immediate effect.

Mr Misra commented, “I have always been and continue to remain a strong supporter and a shareholder of Eros International PLC. I wish them every success especially with Eros Now which is a game-changer and hope to remain associated with Eros International PLC in the years to come”.

Eros International Plc Financial Highlights:

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in millions)	2016	2015	% change	2016	2015	% change
Revenue	$71.9	$98.8	(27.2)	$143	$148.8	(3.9)

Gross Profit	22.9	45.2	(49.3)	46	62.3	(26.2)

Operating profit	5.5	26.2	(79)	12.7	30.3	(58.1)

Net income	(1.4)	11.0	(112.7)	2.0	14.8	(86.5)

Adjusted EBITDA(1)	13.7	36	(61.9)	31.8	47.6	(33.2)

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for Three months and Six months Ended September 30, 2016

Revenue

For the three months ended September 30, 2016, Eros film slate comprised 18 films of which two were high budget, four were medium budget and twelve were low budget as compared to 20 films in the three months ended September 30, 2015, of which three were high budget, three were medium budget and 14 were low budget. In the six months ended September 30, 2016, Eros film slate comprised 32 films of which five were high budget, six were medium budget and 21 were low budget as compared 36 films in the six months ended September 30, 2015, of which five were high budget, six were medium budget and 25 were low budget.

For the three months ended September 30, 2016, the Company’s slate of 18 films comprised 5 Hindi films, 7 Tamil/Telugu films and 6 regional films as compared to the same period last year where its slate of 20 films comprised 16 Hindi films, 3 Tamil/Telugu films and one regional film. In the six months ended September 30, 2016, the Company’s slate of 32 films comprised 10 Hindi films, 13 Tamil/Telugu films and 9 regional films as compared to the same period last year where its slate of 36 films comprised 23 Hindi films, 11 Tamil/Telugu films and 2 regional films.

For the three months ended September 30, 2016, revenue decreased by 27.2% to $71.9 million, compared to $98.8 million for the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue decreased by 3.9% to $143.0 million, compared to $148.8 million for the six months ended September 30, 2015.

For the three months ended September 30, 2016, aggregate theatrical revenues decreased by 48.7% to $31.3 million from $61.0 million for the three months ended September 30, 2015, The reduction is mainly due to film mix and because the comparable quarter in FY 2016 included Bajrangi Bhaijaan that crossed $77.0 million worldwide to become the highest grossing film of that year, Srimanthudu which crossed $16.0 million and also Welcome Back which was also a Top 10 grossing box office film. In the six months ended September 30, 2016, the aggregate theatrical revenues decreased by 27.5% to $68.7 million from $94.8 million for the six months ended September 30, 2015. The decrease in theatrical revenues reflects the mix of films released in each period as reflected in the table below. Theatrical revenues in the six months ended September 30, 2015 comprised revenues from Tanu Weds Manu Returns which went on to become the third highest grossing film of last year, in addition to industry top grossers - Bajrangi Bhaijaan and Srimanthudu.

For the three months ended September 30, 2016, aggregate revenues from television syndication increased by $9.7% to $26.1 million from $23.8 million for the three months ended September 30, 2015. In the six months ended September 30, 2016, the aggregate revenues from television syndication increased by 34% to $45.7 million from $34.1 million for the six months ended September 30, 2015. This was due to higher catalogue and new release revenue in the three months ended September 30, 2016, which also included some television revenue from the new release slate of the three months ended June 30, 2016. Further, in the three months ended September 30, 2015, the Company did not have television rights to Bajrangi Bhaijaan, one of the high budget films.

For the three months ended September 30, 2016, the aggregate revenues from digital and ancillary increased 3.6% to $14.5 million from $14 million for the three months ended September 30, 2015 In the six months ended September 30, 2016, the aggregate revenues from digital and ancillary increased 43% to $28.6 million from $20 million for the six months ended September 30, 2015 mainly driven by catalogue monetization strategy, revenues from Eros Now and contribution from other ancillary revenues streams.

Three months ended	High	Medium	Low	Total
September 30, 2016	2	4	12	18
September 30, 2015	3	3	14	20

Six months ended	High	Medium	Low	Total
September 30, 2016	5	6	21	32
September 30, 2015	5	6	25	36

Revenue from India decreased 35.0% to $39.9 million in the three months ended September 30, 2016, compared to $61.4 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from India decreased by 12.7% to $82.6 million, compared to $94.6 million in the six months ended September 30, 2015. The decrease is due to lower theatrical revenues. Theatrical revenues in the three months ended September 2015 comprised revenues from Bajrangi Bhaijaan that crossed $45.0 million in Net Box Office revenue in India and was the highest grossing film of the year as well as large contributions from Welcome Back and Srimanthadu.

Revenue from Europe decreased 62.4% to $4.7 million in the three months ended September 30, 2016, compared to $12.5 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from Europe decreased by 44.6% to $9.2 million, compared to $16.6 million in the six months ended September 30, 2015. This was on account of lower theatrical revenues of the comparable film slate.

Revenue from North America decreased 92.5% to $0.5 million in the three months ended September 30, 2016, compared to $6.7 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from North America decreased by 80.8% to $1.9 million, compared to $9.9 million in the six months ended September 2015. This was on account of relatively lower theatrical revenues from the film slate and lower catalogue revenues.

Revenue from rest of the world increased 46.4% to $26.8 million in the three months ended September 30, 2016, compared to $18.3 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from the rest of the world increased by 77.3% to $49.3million, compared to $27.8 million in the six months ended September 30, 2015, mainly due to decreased theatrical revenues from the film mix offset by increased catalogue revenues.

Cost of sales

For the three months ended September 30, 2016, cost of sales decreased by 8.8% to $48.9 million compared to $53.6 million in the three months ended September 30, 2015. The decrease was mainly because of lower selling and distribution expenses associated with the comparable film mix and offset by increased amortisation costs. But in six month period ended September 30, 2016, cost of sales increased by 12.0% to $96.9 million compared to $86.5 million in six months period ended September 30, 2015, primarily due to increases in amortization costs of $8.5 million in three months ended June 2016.

Gross profit

For the three months ended September 30, 2016, gross profit decreased by 49.3% to $22.9 million, compared to $45.2 million in the three months ended September 30, 2015. As a percentage of revenues the company’s gross profit margin was 31.8% in the three months ended September 30, 2016, compared to 45.8% in the three months ended September 30, 2015.

In the six months ended September 30, 2016 gross profit decreased by 26.2% to $46 million, compared to $62.3 million in the six months ended September 30, 2015. As a percentage of revenues, our gross profit margin was 32.2% in the six months ended September 30, 2016, compared to 41.9% in the six months ended September 30, 2015.

Adjusted EBITDA

For the three months ended September 30, 2016, adjusted EBITDA decreased by 61.9% to $13.7 million compared to $36.0 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, adjusted EBITDA decreased by 33.2% to $31.8 million, compared to $47.6 million in the six months ended September 30, 2015.

Administrative costs

For the three months ended September 30, 2016, administrative costs decreased by 8.9% to $17.4 million compared to $19.1 million for the three months ended September 30, 2015 mainly due to lower personnel cost including share based compensation in the period. In the six months ended September 30, 2016, administrative costs increased by 4.4% to $33.4 million compared to $32 million for the six months ended September 30, 2015, due to team expansion for Eros Now.

Net finance costs

For the three months ended September 30, 2016, net finance costs increased by 76% to $4.4 million, compared to $2.5 million in the three months ended September 30, 2015.In the six months ended September 30, 2016, net finance costs increased by 61.7% to $7.6 million, compared to $4.7 million in the six months ended September 30, 2015, mainly due to lower income from financing activities.

Income tax expense.

The provisions for income taxes were $4.0 million and $7.6 million for the three months ended September 30, 2016 and 2015, respectively and in the six months ended September 30, 2016, the provisions for income taxes were $6.6 million, compared to $9.9 million in the six months ended September 30, 2015, respectively. The decrease was on account of relatively lower profit. Effective income tax rates were 28.6% and 23.5% for the six months ended September 30, 2016 and 2015, respectively excluding non-deductible share-based payment charges. The change in effective rate principally reflects a change in the pattern of the profits subject to income tax amongst our subsidiaries.

Net Debt

As of September 30, 2016, net debt reduced to $99.4 million from $129.1 million as of March 31, 2016, mainly due to a decrease in the carrying value of the UK retail bond which is in sterling pounds due to restatement to closing exchange rate at September 30, 2016 and repayment of short term loans.

Conference Call

The Company will host a conference call on Friday, November 11, 2016, at 8:30 AM Eastern Standard Time.

To access the call please dial (646) 254-3376 or (855) 217-7942 from the United States, or +44(0)20 3427 1934 or +44(0)80 0279 4843 from outside the U.S. The conference call I.D. number is 3398986. Participants should dial in 5 to 10 minutes before the scheduled time.

A replay of the call can be accessed through November 17, 2016 by dialling (347) 366-9565 or (866) 932-5017 from the U.S., or +44(0)20 3427 0598 or +44(0)80 0358 7735 from outside the U.S. The conference call I.D. number is 3398986. The call will be available as a live webcast, which can be accessed at Eros’ Investor Relations website. A replay of the webcast recording will be available until November 11, 2017.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with IFRS provided in this release, the Company has presented Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA”). The company uses Adjusted EBITDA along with other IFRS measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to investors in evaluating our results of operations because these measures:

• are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

• help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

• are used by our management team for various other purposes, including presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of Adjusted EBITDA to Net Income.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros’ management contains forward-looking statements.  In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies.  Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release.  Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement.  Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions.  Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in Eros’ Prospectus dated July 9, 2014 filed with the U.S. Securities and Exchange Commission.  Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc was the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. The company also owns the rapidly growing OTT platform Eros Now. For further information please visit: www.erosplc.com

Eros International Plc

Mark Carbeck

Chief Corporate & Strategy Officer
+44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1875
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, In thousands)

		September 30,	As at March 31,
	Note	2016	2016
ASSETS
Non-current assets
Property, plant and equipment		$10,635	$10,686
Goodwill	4	5,097	5,097
Intangible assets - trade name		14,000	14,000
Intangible assets - content	6	786,987	795,139
Intangible assets - others	4	5,054	6,127
Available-for-sale financial assets		29,917	30,147
Trade and other receivables	1	10,890	9,521
Deferred tax assets		258	167
Other non-current assets		2,047	3,512
Total Non-current assets		864,885	$874,396

Current assets
Inventories		$270	$287
Trade and other receivables	1	241,288	188,361
Current tax receivable		250	238
Cash and cash equivalents		167,260	182,774
Restricted deposits		3,029	1,822
Total current assets		$412,097	$373,482
Total assets		$1,276,982	$1,247,878

LIABILITIES
Current liabilities
Trade and other payables		$89,157	$65,178
Short-term borrowings	2	182,961	219,275
Current tax payable		5,561	6,234
Total current liabilities		$277,679	$290,687

Non-current liabilities
Long-term borrowings	2	$83,685	$92,630
Other long-term liabilities		645	536
Derivative financial instruments		22,793	22,850
Deferred tax liabilities		34,341	32,002
Total Non-current Liabilities		$141,464	$148,018
Total liabilities		$419,143	$438,705

EQUITY
Share capital	3	$31,780	$30,793
Share premium		394,607	356,865
Reserves		427,346	423,230
Other components of equity		(51,855)	(53,310))
JSOP reserve		(17,098)	(17,167))
Equity attributable to equity holders of Eros International Plc		$784,780	$740,411
Non-controlling interest		73,059	68,762
Total equity		$857,839	$809,173
Total liabilities and shareholders’ equity		$1,276,982	$1,247,878

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in thousands, except per share amounts)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2016	2015	2016	2015
Revenue	8	$71,876	$98,791	$142,971	$148,834
Cost of sales		(48,935)	(53,575)	(96,945)	(86,531)
Gross profit		22,941	45,216	46,026	62,303
Administrative cost		(17,447)	(19,064)	(33,352)	(32,021)
Operating profit		5,494	26,152	12,674	30,282
Financing costs		(4,947)	(3,676)	(8,801)	(7,542)
Finance income		573	1,127	1,234	2,850
Net finance costs		(4,374)	(2,549)	(7,567)	(4,692)
Other gains / (losses)	9	1,534	(5,016)	3,566	(940)
Profit before tax		2,654	18,587	8,673	24,650
Income tax		(4,049)	(7,572)	(6,629)	(9,868)
Profit / (Loss) for the period		$(1,395)	$11,015	$2,044	$14,782

Attributable to:
Equity holders of Eros International Plc		$(3,686)	$7,611	$(1,699)	$7,826
Non-controlling interest		2,291	3,404	3,743	6,956

Earnings/(loss) per share(cents)
Basic earnings/(loss) per share	7	(6.3)	13.2	(2.9)	13.6
Diluted earnings/(loss) per share	7	(6.4)	12.3	(3.4)	12.7

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited; in thousands)

	Three Months Ended September 30,		Six Months Ended September 30,
	2016	2015	2016	2015

Profit / (Loss)for the period	$(1,395)	$11,015	$2,044	$14,782

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	4,468	(7,047)	1,223	(10,768)
Reclassification of the cash flow hedge to the statement of operations	201	201	402	402

Total other comprehensive loss for the period	$4,669	$(6,846)	$1,625	$(10,366)
Total comprehensive income/(loss) for the period net of tax	$3,274	$4,169	$3,669	$4,416

Attributable to:
Equity holders of Eros International Plc	$207	$2,114	$(298)	$(140)
Non-controlling interest	3,067	2,055	3,967	4,556

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Six Months Ended September 30,
	2016	2015
Cash flows from operating activities:
(Loss) / Profit before tax	$8,673	$24,650
Adjustments for:
Depreciation	393	422
Share based payment	14,526	16,276
Amortization of intangible film and content rights	75,143	64,181
Amortization of other intangibles assets	770	464
Other non-cash items	(6,466)	1,002
Net finance costs	7,567	4,692
Gain on sale of property, plant and equipment	—	(2)
Movement in trade and other receivables	(54,539)	(13,916)
Movement in inventories	19	(31)
Movement in trade and other payables	17,561	7,032
Cash generated from operations	63,647	104,770
Interest paid	(8,826)	(12,299)
Income taxes paid	(3,779)	(1,242)
Net cash generated from operating activities	$51,042	$91,229

Cash flows from investing activities:
Proceeds from sale of available for sale of financial assets	230	—
Purchases of property, plant and equipment	(511)	(609)
Proceeds from/( investment in) restricted deposits held with banks	(554)	371
Acquisition of cash and cash equivalent in a subsidiary	—	263
Purchase of available for sale Investments	—	(230)
Purchase of intangible film and content rights	(58,478)	(104,695)
Purchase of other intangible assets	—	(1,107)
Interest received	1,739	1,672
Net cash used in investing activities	$(57,574)	$(104,335)

Cash flows from financing activities:
Proceeds from issue of share capital	30,296	5,400
Proceeds from issue of shares by subsidiary	—	80
Proceeds from issue out of treasury shares	—	6,292
Proceeds from short term debt with maturity less than three months (net)	2,848	9,132
Proceeds from short term debt	25,020	—
Repayment from short term debt	(61,935)	(389)
Proceeds from long term borrowings	1,696	2,374
Repayment of long term borrowings	(6,000)	(12,703)
Net cash generated from financing activities	$(8,075)	$10,186

Net decrease in cash and cash equivalents	(14,607)	(2,920)
Effect of exchange rate changes on cash and cash equivalents	(907)	(291)
Cash and cash equivalents, beginning of period	182,774	153,664
Cash and cash equivalents, end of period	$167,260	$150,453

SUPPLEMENTAL FINANCIAL DATA

1.	TRADE AND OTHER RECEIVABLES

	As at
	September 30, 2016	March 31, 2016
	(in thousands)
Trade accounts receivables net	$220,611	$169,283
Other receivables	27,193	18,493
Prepaid charges	952	1,071
Accrued revenues	3,422	9,035
Trade and other receivables	$252,178	$197,882

Current Trade and other receivables	241,288	188,361
Non-Current Trade and other receivables	10,890	9,521
	$252,178	$197,882

2.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	September 30, 2016	March 31, 2016
			(in thousands)
Asset backed borrowings
Vehicle Loan	10.0% - 12.0%	2017-21	$390	$260
Term Loan	BPLR+1.8% - 2.75%	2016-17	3,734	6,244
Term Loan	BPLR+2.75%	2017-18	1,032	1,579
Term Loan	BPLR+2.85%	2019-21	10,474	7,932
Term Loan	BPLR+2.55% - 3.4%	2020-21	9,199	12,945
			$24,829	$28,960

Retail bond	6.5%	2021-22	$65,062	$71,901
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	115,000	123,750
Other borrowings	10.5%	2021-22	6,433	6,933
			$186,495	$202,584

Nominal value of borrowings			$211,324	$231,544
Cumulative effect of unamortized costs			(1,501)	(2,109)
Installments due within one year			(126,138)	(136,805)
Long-term borrowings — at amortized cost			$83,685	$92,630

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at
	interest rate (%)	September 30, 2016	March 31, 2016
		(in thousands)
Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$23,464	$20,716
Export credit and overdraft	LIBOR+3.5%	25,000	26,586
		$48,464	$47,302
Unsecured borrowings
Commercial paper	10.0% - 13.0%	—	1,511
Other Short Term Loan	1.75% - 2.6%	5,005	32,871
Other Short Term Loan	12.75%	3,354	786
Installments due within one year on long-term borrowings		126,138	136,805
Short-term borrowings - at amortized cost		$182,961	$219,275

Fair value of the long term borrowings as at September 30, 2016 is $192,596,000 (2016: $ 195,924,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at September 30, 2016, the fair value of retail bond amounting to $ 56,114,000 has been determined using quoted prices from the LSE. Carrying amount of short term borrowings approximates fair value

3.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at September 30, 2016 and March 31, 2016	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2015	31,982,488	25,555,220	30,622
Issue of shares on July 16, 2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
Issue of shares in February 2016	57,860	—	26
Issue of shares in March 2016	10,900	—	5
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—
As at March 31, 2016	32,949,314	24,960,654	30,793
Issue of shares of on April 4, 2016	1,750	—	1
Issue of shares of on July 29, 2016	20,813	—	8
Issue of shares of in August, 2016	387,613	—	153
Issue of shares of in September, 2016	2,107,010	—	825
As at September 30, 2016	35,466,500	24,960,654	31,780

4.	ACQUISITION

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone.  In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share.  Up to March 31, 2016, pending completion of valuation of assets, including intangible assets, the purchase price was allocated on a preliminary basis to net assets based on initial estimates. On July 31, 2016 the valuation has been completed and purchase price allocation has been finalized and changes recognized with retrospective effect.  The impact of the final allocation is not material to the Group’s financial position or results of operations.

5.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending September 30,		Six months ending September 30,
	2016	2015	2016	2015
	(in thousands)
IPO India Plan	$564	$481	$1,213	$860
JSOP Plan	906	599	1,811	889
Option award scheme 2012	244	544	497	1,101
2014 Share Plan	312	850	883	1,103
2015 Share Plan	113	275	215	433
Other share option awards.	2,910	4,570	3,051	5,151
Management scheme (staff share grant)	3,456	2,063	6,856	6,739
	$8,505	$9,382	$14,526	$16,276

On June 28, 2016, the Board of Directors approved a grant of 620,000 ‘A’ ordinary shares to certain executive directors with Nil value exercise price and a market value of $14.68 per shares subject to continued employment. These awards are restricted and vest equally over a period of three years and are yet to be issued.

Additionally, on June 28, 2016, 250,000 ‘A’ ordinary share awards were approved to certain employees with Nil value exercise price and a fair market value of $14.68 per shares, of these 197,820 share awards were granted with restrictions which vests equally over a period of three years, first tranche vests on November 11,2016 and remaining two tranches on each anniversary of the initial vest date.

On September 8, 2016, 100,000 ‘A’ ordinary share awards were awarded to an employee with Nil value exercise price and a fair market value of $16.9 These shares on September 23, 2016.

6.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at September 30, 2016
Film and content rights	$1,248,585	(721,692)	526,893
Content advances	258,258	—	258,258
Film productions	1,836	—	1,836
Non-current content assets	$1,508,679	(721,692)	786,987

As at March 31, 2016
Film and content rights	$1,158,737	(652,651)	506,086
Content advances	284,817	—	284,817
Film productions	4,236	—	4,236
Non-current content assets	$1,447,790	(652,651)	795,139

7.	EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2016		2015		2016		2015
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$(3,686)	(3,686)	$7,611	7,611	$(1,699)	(1,699)	$7,826	7,826
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(184)	—	(180)	—	(346)	—	(299)
Adjusted earnings/(loss) attributable to equity holders of the parent	$(3,686)	(3,870)	$7,611	7,431	$(1,699)	(2,045)	$7,826	7,527
Number of shares
Weighted average number of shares	58,441,166	58,441,166	57,839,364	57,839,364	58,209,599	58,209,599	57,535,047	57,535,047
Potential dilutive effect related to share based compensation scheme	—	2,071,224	—	2,426,773	—	1,434,295	—	1,672,854
Adjusted weighted average number of shares	58441,166	60,512,390	57,839,364	60,266,137	58,209,599	59,643,894	57,535,047	59,207,901
Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	(6.3)	(6.4)	13.2	12.3	(2.9)	(3.4)	13.6	12.7

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

8.	BUSINESS SEGMENTAL DATA

Revenues are presented based on customer location:

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Revenue by customer's location		(in thousands)
India	$40,801	$61,250	$84,722	$94,076
Europe	2,406	5,768	5,867	8,209
North America	2,030	6,660	4,727	10,187
Rest of the world	26,639	25,113	47,655	36,362
Total Revenue	$71,876	$98,791	$142,971	$148,834

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
		(in thousands)
Revenue by group’s operation
India	$39,852	$61,381	$82,601	$94,558
Europe	4,731	12,461	9,193	16,600
North America	484	6,660	1,892	9,895
Rest of the world	26,809	18,289	49,285	27,781
Total Revenue	$71,876	$98,791	$142,971	$148,834

9.	Other (Gains)/Losses

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
	(in thousands)
(Gains) on disposal of property, plant and equipment	$—	$(2)	—	$(2)
(Gains)/on sale of available for sale of financial assets	—	—	(58)	—
Net foreign exchange losses/ (gains)	567	19	(3,451)	(142)
Net (gains)/losses on held for trading financial liabilities	(2,101)	4,999	(57)	1,084
	$(1,534)	$5,016	$(3,566)	$940

The net losses/(gains) on held for trading financial liabilities in the three and six months ended September 30, 2016 and 2015, respectively, principally relate to derivative instruments not designated in a hedging relationship.

10.	NON-CASH EXPENSES

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Six months ended September 30,
	2016	2015
	(in thousands)
Net (gains)/losses on held for trading financial liabilities	$(57)	$1,084
Provisions for trade and other receivables	132	179
Impairment loss on content advances	828	400
Unrealized foreign exchange (gain)/loss	(7,369)	(661)
	$(6,466)	$1,002

11.	NON GAAP-FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended September 30		Six months ended September 30,
	2016	2015	2016	2015
		(in thousand)
Net income	$(1,395)	$11,015	$2,044	$14,782
Income tax expense	4,049	7,572	6,629	9,868
Net finance costs	4,374	2,549	7,567	4,692
Depreciation	183	243	393	422
Amortization(1)	76	278	770	464
Share based payments(2)	8,505	9,382	14,526	16,276
Gains on sale of available – for – sale financial assets	—	—	(58)	—
Net losses/(gains) on held for trading financial liabilities	(2,101)	4,999	(57)	1,084
Adjusted EBITDA	$13,691	$36,038	$31,814	$47,588

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.